Exhibit (d)(42)

Amendment to
Investment Advisory Agreement

This Amendment, dated as of December 16, 2016 (this “Amendment”) is to the Investment Advisory Agreement dated August 2, 2011 (the “Agreement”), by and between Financial Investors Trust (the “Trust”), a Delaware statutory trust, and Aspen Partners, Ltd. (the “Adviser”), a Delaware S-Corporation, regarding the funds listed in Appendix A hereto (each, a “Fund” and together, the “Funds”).

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.         Effective as of the date of this Amendment, Appendix A of the Agreement is hereby deleted in its entirety and replaced with the Appendix A (List of Funds) attached hereto and incorporated by reference herein.

2.         Effective as of the date of this Amendment, Section 5 (Compensation of the Adviser) of the Agreement is hereby deleted in its entirety and replaced with the following:

5.         Compensation of the Adviser. In consideration for the services to be performed under this Agreement, the Adviser shall (i) receive from the Trust, on behalf of the Aspen Managed Futures Strategy Fund, an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of seventy-five (75) basis points (0.75%) of the Fund’s daily net assets during the month and (ii) receive from the Trust, on behalf of the Aspen Portfolio Strategy Fund, an annual management fee, accrued daily at the rate of 1/365th (or 1/366th in any year in which the month of February has 29 days) of the applicable advisory fee rate and payable monthly as soon as practicable after the last day of each month in the amount of one hundred (100) basis points (1.00%) of the Fund’s daily net assets during the month.

3.         Effective as of the date of this Amendment, Section 12 (Notice) of the Agreement is hereby deleted in its entirety and replaced with the following:

12.       Notice.  Any notice, advice or report to be given pursuant to this Agreement shall be delivered or mailed:

To the Adviser at:

Aspen Partners, Ltd.
4200 Northside Parkway
Building Eleven, Suite 200
Atlanta, GA  30327
Attn:  Davis Vick

To the Trust or the Funds at:

Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO  80203
Attn:  Secretary

4.         Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

FINANCIAL INVESTORS TRUST,
on behalf of the Funds

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

ASPEN PARTNERS, LTD.

By:	/s/ Brian Broadway
Name:	Brian Broadway
Title:	COO

Appendix A

List of Funds

Aspen Managed Futures Strategy Fund
Aspen Portfolio Strategy Fund

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